SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 TIDEWATER INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    886423102
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ X ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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
CUSIP No. 886423102

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         1)       Name of Reporting
                    Person................  Whitney National Bank, as trustee of the Tidewater Inc.  Grantor Stock
                                            Trust
                  I.R.S. Identification No. of Above
                    Person (entities only)...................................N/A
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                    Instructions)
                  (a)........................................................N/A
                  (b)........................................................N/A
--------------------------------------------------------------------------------

         3)       SEC Use Only
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         4)       Citizenship or Place of
                    Organization........................United States of America
--------------------------------------------------------------------------------
          Number of           (5) Sole Voting Power..........................N/A
        Shares Bene-          --------------------------------------------------
          ficially            (6) Shared Voting Power..................4,930,000
          Owned by            --------------------------------------------------
       Each Reporting         (7) Sole Dispositive Power.....................N/A
           Person             --------------------------------------------------
            With              (8) Shared Dispositive Power.............4,930,000
--------------------------------------------------------------------------------

         9)       Aggregate Amount Beneficially Owned by
                  Each Reporting Person................................4,930,000
--------------------------------------------------------------------------------

         10)      Check if the Aggregate Amount in Row (9)
                  Excludes Certain Shares (See Instructions).................N/A
--------------------------------------------------------------------------------

         11)      Percent of Class Represented by Amount
                  in Row (9).............................................8.1%(1)
--------------------------------------------------------------------------------

         12)      Type of Reporting Person (See Instructions).................BK
--------------------------------------------------------------------------------

---------------------------
(1) Based on 60,564,894 shares of Common Stock outstanding on December 31, 1999.

Item 1(a).        Name of Issuer:

                                    Tidewater Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    601 Poydras Street
                                    Suite 1900
                                    New Orleans, Louisiana 70130

Item 2(a).        Name of Person Filing:

                                    Whitney National Bank, as Trustee of
                                    the Tidewater Inc. Grantor Stock Trust

Item 2(b).        Address of Principal Business Office:

                                    228 St. Charles Avenue
                                    New Orleans, Louisiana 70130

Item 2(c).        Citizenship:

                                    United States of America

Item 2(d).        Title of Class of Securities:

                                    Common Stock

Item 2(e).        CUSIP Number:

                                    886423102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ]   Broker  or Dealer registered under Section 15 of the
                            Act
                  (b) [X]   Bank as defined in section 3(a)(6) of the Act
                  (c) [ ]   Insurance  Company as defined in section 3(a)(19) of
                            the Act
                  (d) [ ]   Investment  Company  registered  under section 8 of
                            the Investment Company Act of 1940
                  (e) [ ]   Investment Adviser registered  under section 203 of
                            the Investment Advisers Act of 1940

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
                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
                  (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                  (h) [ ] Savings Association, as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i) [ ] Church Plan excluded from the definition of an investment company under the Investment Company Act of 1940
                  (j) [ ]   Group, in accordance with Section
                            240.13d.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

                  (a)      Amount Beneficially Owned................   4,930,000

                  (b)      Percent of Class ........................        8.1%

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct
                                      the vote .....................         N/A

                           (ii)     shared power to vote or to direct
                                      the vote......................   4,930,000

                           (iii)    sole power to dispose or to direct
                                      the disposition of............         N/A

                           (iv)     shared power to dispose or to
                                      direct the disposition of.....   4,930,000

                  The Tidewater Inc. Grantor Stock Trust (the "Trust") was established on January 29, 1999 to acquire, hold and distribute shares of Tidewater Inc. Common Stock to provide for the payment of benefits and compensation under the Company's employee benefit plans. As Trustee of the Trust and pursuant to the terms of the Trust Agreement, Whitney National Bank has the power to vote all shares of Common Stock held by the Trust in accordance with instructions received from current and former employees of the Issuer (excluding members of the Board of Directors of the Issuer) who participate in the Issuer's 401(k) plan or hold options to purchase Common Stock granted under the Issuer's stock option plans. The Trustee may only dispose of shares of Common Stock as specifically provided in the Trust Agreement and it is anticipated that all shares will be distributed over the term of the Trust to satisfy the Issuer's employee compensation obligations.

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
                  The filing of this Statement on Schedule 13G by Whitney National Bank, as Trustee of the Trust does not constitute, and should not be construed as, an admission that either the Trustee or the Trust beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trustee and the Trust disclaim beneficial ownership of the securities covered by this Statement.

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ____.


Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  Dividends on and the proceeds from any sale of shares of the Common Stock may be utilized for the purposes provided in the Trust Agreement, to satisfy the Issuer's employee compensation obligations and to pay the Trust's obligations to the Trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                           N/A

Item 8.           Identification and Classification of Members of the Group:

                           N/A

Item 9.           Notice of Dissolution of Group:

                           N/A

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Whitney National Bank, as Trustee of
                                         the Tidewater Inc.  Grantor Stock Trust


February 9, 2000                       By: /s/ Edward J. Welsch
-------------------------------           --------------------------------------
            Date                          Name:     Edward J.  Welsch
                                          Title:    Vice President